July 31, 2009

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Geoffrey Kruczek, Attorney

Re:	BioDrain Medical, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed July 1, 2009
File No. 333-155299

Dear Mr. Kruczek:

On behalf of BioDrain Medical, Inc., (the “Company” or “BioDrain”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated July 21, 2009.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Risk Factors, page 3

1 .	Given your deletions on page 34, it appears you no longer intend to register a class of your securities under the Exchange Act. Therefore, please:

•	disclose the risks related to termination of periodic disclosure due to the automatic reporting suspension under Section 15(d) of the Exchange Act; and
•	explain the effect of the inapplicability of the proxy rules and Section 16 of the Exchange Act.

Response: We will register a class of our securities, our common stock, pursuant to the Securities Act. The third paragraph on page 34 has been clarified to reflect that.

Three months ended March 31, 2009 and 2008, page 25

2.	Please disclose your response to the second bullet of prior comment 7.

Response:  The language regarding doubts of our ability to raise capital has now been added to the :Liquidity and Capital Resources section.

Private Placement Financing, page 34

3.
Please tell us the reasons for the deletions here and on page 79 regarding the provision that limited exercise of the warrants.  If that provision is no longer applicable to those securities, please ensure that the disclosures you provided pursuant to Items 403 and 507 of Regulation S-K are updated accordingly.  Also note that it is generally inconsistent with Section 5 of the Securities Act to renegotiate the terms of a private offering while the related securities are registered for resale.

Response: The provision that limited the exercise of warrants has not been modified in any way and we have, accordingly, restored the language that was deleted.

Handling Costs, page 47

4.
We note your response to prior comment 12.  Please clarify for investors that the study you cite in the last paragraph involved a total  of 31 exposures,  the majority of which were percutaneous exposures, which are more costly for hospitals to address.  Also revise to clarify your cost estimates for non -percutaneous exposures, as previously requested.

Response: We believe that this paragraph is relatively unimportant in describing the benefits of our system as compared to competitive offerings and we have deleted the entire paragraph,

Directors, Executive Officers, Promoters and Control Persons, page 58

5.
We note your response to prior comment 15.  Please reconcile your response regarding Mr. Shuler’s “assisting Mr. Davidson in the financial record keeping area” with the statements on your web site under the caption “Management” that Mr. Shuler is your “Acting Chief Financial Officer.”

Response:
Mr. Shuler is the Corporate Secretary of BioDrain, and Mr. Davidson is the Chief Financial Officer.  The title for Mr. Shuler on the web site is incorrect and has been updated.

Security Ownership, page 76

6.	We reissue prior comment 19:

•
You disclose in note 12 that the following shares are included in the table for Mr. Patel -  412,411 shares of common stock, 45,595 shares underlying warrants, 45,595 shares underlying convertible notes and 183,991 shares held by RP Capital.  Adding those numbers equals 687,592, not the 641,997 included in the table on page 77; and

•
You disclose, in note 13 that the following shares are included in the table for Mr. Richardson—399,543 shares of common stock, 45,595 shares underlying warrants, 45,595 shares underlying convertible notes and 183,991 shares held by RP Capital. Adding those numbers equals 674,724, not the 629,129 included in the table on page 77.

Response:
We discovered that we had a formula error in our spreadsheet that produced the incorrect totals. The table has now been corrected and we agree with your totals for Mr. Patel and Mr. Richardson and have also updated their percentages.

Warrants and Convertible Debt, page 79

7.
Please expand your revisions in response to prior comment 20 to clarify when you intend to issue the shares and pay the penalties mentioned.  Also tell us how your disclosure on pages 70, 71-73 and 77 accounts for the penalties you are obligated to pay and shares you are obligated to issue.

Response: We have added the following footnote to selling shareholder table to indicate which of the shareholders are entitled to additional shares at 2% per month. “(31). Shareholder is entitled to additional shares at the rate of 2% per month commencing March 1, 2009 until the earlier of an effective registration of the Company’s shares or October 31, 2009 when the 16% maximum is reached.  Such shares will be issued within 30 days of the determination of their final amount.”  We also updated the paragraph describing the terms of the convertible bridge loan as follows:

“In addition, the Company will be required to issue additional shares to the purchasers of units in the October 2008 financing, equal to 2% of the shares purchased in the financing, for each month beyond 180 days from the August 31, 2008 closing date until the registration is declared effective with a maximum of 16% or 728,458 shares. This penalty was provided to create an incentive for the Company to complete the registration of the securities tied to this investment in a timely manner. As of June 30, 2009 the Company is obligated to pay $20,500 in accrued penalties to the noteholders, in addition to regular accrued interest of $43,360.  The penalty will continue to accrue at $5,000 for each 30 day period after February 27, 2009 until there is an effective registration of the Company’s shares and there is no maximum. The accrued penalties are included as interest expense in the financial statements contained in the Form S-1. Additionally, the company is obligated to issue an additional 364,228 shares of stock, as of June 30, 2009, to the purchasers of the 4,552,862 units in the October 2008 financing.  The accrued interest and penalties will be paid at such time as the Company raises a significant portion of the $3 million in new capital subsequent to getting our shares listed on the OTC Bulletin Board.  The additional shares will be issued within 30 days of the earlier of an effective registration of the Company’s shares or October 31, 2009 when the 16% maximum is reached.”

Report of Independent Registered Public Accounting Firm, page F-1

8.
As the development stage cumulative financial information has been updated to March 31, 2009, an unaudited cumulative period, please tell us why the audit report continues to indicate that development stage cumulative financial information through December 31, 2008 is included in the accompanying financial statements.  In that regard, please have the auditor either (1) modify the report to indicate that the development stage cumulative financial information through December 31, 2008 is not separately presented in the accompanying financial statements or (2) delete the references to the development stage cumulative financial information through December 31, 2008 as that data is no longer separately presented in the accompanying financial statements.

Response:  The Report of Independent Registered Public Accounting Firm has been updated to remove reference to the cumulative financial information through December 31, 2008.

9.	Please note that there appears to be a typographical error in the fourth sentence of the second paragraph of the audit report. Please appropriately revise.

Response: The typographical error has been corrected.

Statement of Operations, page F-3

10.
Please revise so that the net loss for the three months ended March 31, 2008 as presented on the statement of operations is the same amount as that presented on the statement of cash flows for that period.

Response: The correct net loss for the three months ended March 31, 2008 is $125,266, the same as indicated on the statement of cash flows, and the statement of operations has been corrected.

Note 1, Summary of Significant Accounting Policies, page F-6

11.	Please revise to provide the management representation regarding interim financial statements that is required by Instruction 2 to Rule 8-03 of Regulation S-X

Response: This section has been updated to include the following language: “ Interim Financial Statements  .  The Company has prepared the unaudited interim financial statements and related unaudited financial information in the footnotes in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial statements. These interim financial statements reflect all adjustments consisting of normal recurring accruals, which, in the opinion of management, are necessary to present fairly the Company’s financial position, the results of its operations and its cash flows for the interim periods. These interim financial statements should be read in conjunction with the annual financial statements and the notes thereto contained herein. The nature of the Company’s business is such that the results of any interim period may not be indicative of the results to be expected for the entire year.”

Note 8, Long-Term Debt, page F-12

12.
Please disclose how you are accounting for the registration payment obligation described under the tabular data.  ln that regard,  please add disclosure explaining how you have applied the guidance from FASB ASC 825-20.  As you appear to have incurred obligations as of March 31, 2009, please disclose the amount accrued pursuant to FASB ASC 825-20-50-1.  If no amounts have been accrued, please tell us how your accounting is appropriate under the cited guidance and FASB ASC 450-20.

Response: This section has been updated to indicate that the expense, being accrued as additional interest expense, is $5,000 per 30 day period after February 27, 2009, or $5,333 at March 31, 2009 and $20,500 at June 30, 2009.  There is no maximum to this expense.

Note 11, Restatement of 2007 and 2008, page F-13

13.
Please revise to clearly disclose how the “net change” for each restated financial statement line item reconciles to the narrative discussion of the individual restatement adjustments.  For instance, you could provide cross references between tabular data and the narrative linking the explanations of the components to the net changes or expand the tabular data to show the separate impact of each separate restatement adjustment described in the narrative.

Response:  This footnote has been updated include numbers in ( ) contained in the text and cross referenced to the applicable line in the financial statements for which the explanation applies.

Note 12, Liability for Equity-Linked Financial Instruments, page F-15

14.
We see that you recorded the fair value of the warrants with round down provisions at January 1, 2009 as a reduction to paid-in capital.  Please help us better understand how you have applied the guidance from paragraph 21 of EITF 07-05 (ASC FASB 815- l0-65-3). Under the cited guidance, the cumulative-effect of adoption is the difference between the amounts recognized in the statement of financial position before initial application of the Issue and the amounts recognized in the statement of financial position at initial application of the issue.  The amounts recognized at initial application (that is, January 1, 2009) should be based on the amounts that would have been recognized had the warrants been accounted for as derivatives flow the date of issuance. In that regard please tell us:

•	The estimated fair value of the warrants at the date of issuance,
•	The change in the fair value of the warrants from the date of issuance to the date of adoption (that is, January 1, 2009), if any,
•
Why the cumulative effect of adopt ion as presented on the statement of stockholders’ equity should not separately show the initial fair value at issuance of the warrants as an adjustment to paid-in-capital with the pre-adoption change in Fair value shown as an adjustment to the accumulated deficit, both amounts recognized as of January 1, 2009.

That is, while we understand that the fair value of the warrants (and net cumulative impact of adoption) is estimated to be $479,910 as of January 1, 2009, please explain to us how the presentation of the impact of adoption as reflected on the statement of stockholders’ equity reflects the cited guidance.

Response:
The cumulative fair value of the warrants on the dates of grant was $486,564 and the cumulative fair values of the warrants on January 1, 2009 was $479,910. The financial statements have been changed to indicate that the reduction in paid-in capital was $486,564 on January 1, 2009 and an adjustment of $6,654 was applied to accumulated deficit.

Item 27, Exhibits, page 11-8

15.
We note your response to prior comment 14.  We previously requested that you resolve all comments regarding your request prior to requesting effectiveness of this registration statement.  You informed us in your response letter dated May 14, 2009 that you would submit a confidential treatment request “shortly.” Please note that we have not yet received your application for confidential treatment and, as we previously informed you, you should resolve all comments regarding that request prior to requesting effectiveness of this registration statement.

Response: We have filed the confidential treatment request and we intend to resolve all comments to that request prior to requesting effectiveness of this registration statement.

*     *     *     *     *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at (651) 389-4800, or by facsimile at (952) 953-4053.

Very truly yours,

BioDrain Medical, Inc.

Kevin Davidson